Exhibit 1

NEWS RELEASE

Company Contact:	IR Agency Contact:	4 HaHoresh Street,
VP Finance and C.F.O.	The Global Consulting Group	P.O. Box 14
Nachum Falek 972 (3) 539-4000 nachum@audiocodes.com	Erik Knettel (646) 284-9415 eknettel@hfgcg.com	Yehud, 56470 Israel Tel: +972-3-5394000 Fax: +972-3-5394040

AudioCodes Reports Fourth Quarter & Year End 2003 Results

Quarterly Revenues Rise 15% Sequentially and 78% Year Over Year

Yehud, Israel – January 25, 2004 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the fourth quarter and fiscal year ended December 31, 2003.

Revenues for the fourth quarter ended December 31, 2003 were $13.5 million compared to $11.8 million for the quarter ended September 30, 2003 and $7.6 million for the quarter ended December 31, 2002.  Fourth quarter revenues grew 15% sequentially and increased 78% compared to the fourth quarter of 2002. Net loss for the fourth quarter of 2003 was $2.1 million, or $(0.06) per basic and diluted share, compared to a net loss of $3.0 million, or $(0.08) per basic and diluted share, for the corresponding period last year. The financial results for the fourth quarter 2003, include a charge of $924,000 in other expenses, associated with a move into a new corporate facility in Israel. This charge represents approximately $0.03 per basic and diluted share.

Revenues for the year ended December 31, 2003 were $44.2 million compared to $27.2 million in 2002. Net loss for the year ended December 31, 2003 was $8.4 million, or $(0.22) per basic and diluted share, compared to a net loss of $14.2 million, or $(0.37) per basic and diluted share in 2002.

Cash, cash equivalents, short-term deposits and long-term bank deposits as of December 31, 2003 were $99.2 million compared to $100.4 million as of September 30, 2003 and $110.9 million as of December 31, 2002.

"Our fourth quarter financial results capped a strong performance for AudioCodes in 2003. Our annual revenues grew 62% year-over-year and we achieved a reduction in net loss while increasing manpower and investments. Combined with our improved operating results, we continued to execute our strategic plan to become a prime supplier of Voice over Packet technology and products to industry leading network providers. These accomplishments are a testimonial to our strength and ability to prosper in coming years.  We experienced in late 2003 growing momentum in the shift from traditional circuit switched networks to next generation packet switched networks. With the expected shift of telecom budgets in 2004 towards IP networks and VoP technologies, our sustained investment in R&D and success in winning tier one OEM designs, position AudioCodes for further success,” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes.

“In 2003 we announced cooperation with Nortel Networks and 3Com Corporation in carrier and enterprise VoP market applications. We also made a strategic acquisition in our purchase of the UAS product group from Nortel Networks in 2003. In 2004 we plan to increase our efforts to enlarge our market share and win more VoP media gateway and media server designs with leading OEMs.”

Conference Call & Webcast Information

AudioCodes will conduct a conference call on January 26, 2004 to discuss the fourth quarter and year end 2003 financial results, which will be simultaneously web cast at 9:00 A.M. Eastern Time.  Investors are invited to listen to the call live via web cast at the AudioCodes corporate web site at http://www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators.  AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market.  AudioCodes’ voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices.  Its customers include the leading telecom and data network equipment providers globally.  AudioCodes’ international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.

For more information on AudioCodes, visit http://www.audiocodes.com or call

+1 (408) 577-4088

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2003	2002
ASSETS

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$ 48,898	$ 110,873
Trade receivables	7,717	4,443
Other receivables and prepaid expenses	2,972	1,959
Inventories	4,667	4,677

Total current assets	64,254	121,952

SEVERANCE PAY FUND	3,618	2,496

FIXED ASSETS, NET	4,564	5,067

OTHER ASSETS	5,333	-

LONG TERM BANK DEPOSITS	50,270	-

INVESTMENTS	491	299

Total assets	$128,530	$ 129,814

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 4,197	$ 2,402
Other payables and accrued expenses	13,825	11,180

Total current liabilities	18,022	13,582

ACCRUED SEVERANCE PAY	3,990	2,848

Total shareholders' equity	106,518	113,384

Total liabilities and shareholders' equity	$ 128,530	$ 129,814

AUDIOCODES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2003	2002	2003	2002
			(Unaudited)

Revenues	$ 44,228	$ 27,189	$ 13,534	$ 7,605

Cost of revenues	20,037	13,006	6,106	3,467

Gross profit	24,191	14,183	7,428	4,138
Operating expenses:
Research and development, net	15,476	13,022	4,283	3,419
Sales and marketing	14,537	14,288	3,927	3,377
General and administrative	3,142	3,353	809	793
Other expenses	924	--	924	--

Total operating expenses	34,079	30,663	9,943	7,589

Operating loss	(9,888)	(16,480)	(2,515)	(3,451)
Equity loss	429	300	99	75
Financial income, net	1,883	2,623	523	550

Loss before income taxes	(8,434)	(14,157)	(2,091)	(2,976)
Income taxes	-	-	-	-

Net loss	$ (8,434)	$ (14,157)	$ (2,091)	$ (2,976)

Basic and diluted net loss per share	$ (0.22)	$ (0.37)	$ (0.06)	$ (0.08)
Weighted average number of shares used in computing basic and diluted net loss per share (in thousands)	37,509	38,518	37,720	37,386